ELSINORE SERVICES, INC.
3400 International Drive, N.W.
Suite 2K-300
Washington, D.C. 20008-3006
Tel: (202) 609-7756

May 20, 2010

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Stop No. 3720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Elsinore Services, Inc.
Registration Statement on Form S-1
Filed April 8, 2010
(File No. 333-165949)

Dear Mr. Spirgel:

This will acknowledge receipt of your letter of letter of comment, dated May 4, 2010 (the “letter of comment”), regarding the Form S-1 Registration Statement (File No. 333-165949), filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), on April 8, 2010 (the “Registration Statement”), by Elsinore Services, Inc., a Delaware corporation (the “Company”).  In response to the SEC staff’s comments on the Registration Statement, enclosed for filing with the SEC is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Pre-Effective Amendment No. 1”).

The Company is hereby filing Pre-Effective Amendment No. 1 to amend the Company’s Registration Statement in response to the comments raised in the staff’s letter of comment, to update certain financial information, and to make certain other changes to the Registration Statement.

We have set forth below the Company’s responses to each of the comments raised by the SEC staff in its letter of comment and, for the convenience of the SEC staff, we have set forth each such SEC staff comment in full.

Prospectus Cover Page

1.
Please prominently indicate on the cover page of the prospectus that the company is a shell company. Accordingly, the securities issued by the company in this offering can only be resold through registration under the Securities Act of 1933; Section 4(1), if available, for non-affiliates; or by meeting the conditions of Rule 144(i). Also, revise throughout your prospectus to account for the implications of being designated a shell company (e.g., risk factor disclosure, resale implications, etc.)

ELSINORE SERVICES, INC.

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
May 20, 2010

Response:  We do not believe the Company is a “shell company” within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the following reasons.  The Company has carefully and extensively developed its business plan as disclosed in the Registration Statement.  The Company has recently entered into agreements for the purpose of providing “new media” advertising and marketing services to its proposed customers.  See the Company’s disclosure under “Our Business-Strategic Relationships,” on page 24 of the prospectus.  Further, the Company intends to continue to develop its strategic relationships with other advertising and marketing agencies in the form of agency services agreements to enable it to provide “new media” advertising and marketing services to its customers and, upon the Company raising additional financing, to develop further its own agency services capability.  See the Company’s disclosure under “Management’s Discussion and Analysis – Our Plan of Operation,” beginning on page 18 of the prospectus.  In view of the foregoing, and while the Company has a limited operating history, we believe the Company is a “startup company” and, as such, does not have “no or nominal operations” within the meaning set forth under the definition of “shell company” in Rule 12b-2 under the Exchange Act.  We believe the Company has adequately disclosed to potential investors throughout the prospectus and in its audited and unaudited financial statements that it is a “development stage company” and is devoting substantially all of its efforts to establishing a new business and that the planned principal operations have commenced, but there has been no or no significant revenue from such activities.  See, for example, the Company’s disclosure under the heading “Prospectus Summary-Our Company,” on page 4, first line; and under the first “Risk Factor” on page 7 of the prospectus. Moreover, the undersigned and Mr. Schauer are devoting and, following the effectiveness of the Registration Statement, will continue to devote substantially all of their time to the development of the Company’s business.  See disclosure under “Our Business – Employees and Employment Agreements” on page 27 of the prospectus.  Further, following the closing of the offering, it is not the present intent of the Company or its management, including the undersigned, to engage in a “reverse acquisition” or “reverse merger” with another operating entity.  Management’s intention is to develop and implement the Company’s business plan as disclosed in the Registration Statement.

2.	Disclose whether or not subscriptions are irrevocable. If subscriptions are revocable, discuss the process investors must use to revoke their subscriptions.

Response: Comment complied with.  See the following revised disclosure: (i) cover page of the prospectus, second full paragraph, last sentence thereof, and (ii) the final paragraph on page 4 of the prospectus, last sentence thereof.

3.
Please revise to include a cross-reference to the risk factors section, including the page number where it appears in the prospectus. Highlight the cross-reference by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

Response:  Comment complied with. See revised disclosure on cover page of the prospectus, fifth full paragraph, fourth sentence thereof.

4.	Please revise the cover page to disclose that the subscription proceeds will not be held in an escrow account pending a closing.

ELSINORE SERVICES, INC.

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
May 20, 2010

Response: Comment complied with. See revised disclosure on the cover page of the prospectus, third full paragraph, first sentence thereof.

5.
You state that all proceeds in the offering will be "immediately available" to you. However, you state in the section titled "Proceeds of the offering" that "the net proceeds will be immediately available to us following closing of the offering." Please clarify whether the proceeds will be immediately available to you upon acceptance of a subscription or whether the proceeds will be unavailable until after a closing.

Response:  Comment complied with. See revised disclosure on the cover page of the prospectus, third full paragraph, second sentence thereof.

6.
We note that you have not included the "Subject to Completion" legend on your cover page. See Item 501(b)(10) of Regulation S-K. Please note that this legend is required to be included on your prospectus cover page if you use the prospectus before the effective date of the registration statement. Please confirm your understanding of this requirement.

Response:  The Company hereby confirms its understanding of the requirement set forth in Rule 430 under the Securities Act and Item 501(b)(1) of Regulation S-K under the Securities Act.  The Company has not included the “red herring” legend on the cover page of the prospectus as it does not intend at this time to utilize the prospectus included in the Registration Statement prior to the effective date of the Registration Statement.

Prospectus Summary, page 4

7.
Please disclose why you are choosing to go public at this time, especially in light of the added costs incurred by being registered under the Securities Exchange Act of 1934. Discuss why management believes this method of raising capital is more appropriate than obtaining funds from private sources or bank loans.

Response:  Comment complied with. See revised disclosure on page 5 of the prospectus, fifth full paragraph thereof.

Risk Factors, page 7

8.
Please revise to create a new risk factor that highlights the risks posed by the lack of experience of your management in operating and managing a similar advertising and marketing agency. If you believe that management has such experience, please revise their biographies on page 25 to include such relevant advertising and marketing experience.

Response:  Comment complied with. See revised disclosure on page 9 of the prospectus.

ELSINORE SERVICES, INC.

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
May 20, 2010

Our business plan is unproved …. page 7

9.
Revise the third sentence of this risk factor heading to clarify that you have no cash resources. Also, revise the second sentence of the subsequent paragraph to clarify that you have no cash flow (instead of "limited" cash flow).

Response: Comment complied with. As of March 31, 2010, the Company had cash of $1,100.  The disclosure set forth in such risk factor has been revised accordingly.  See revised disclosure on page 7, fourth sentence of such risk factor.

We may infringe the proprietary rights of others, page 11

10.	Please revise this risk factor to specifically discuss how your marketing and advertising services may violate third party proprietary rights, or delete this risk factor.

Response:  Comment complied with. See revised disclosure on page 12 of the prospectus.

Unforeseen disruption in the economy …. Page 11

11.	Delete this risk factor as it is not appropriate to include risks that could apply to any issuer or any offering.

Response:  Comment complied with. See page 11 of the prospectus.

Our common stock is subject to the SEC’s Penny Stock Regulations, page 13

12.	Revise this risk factor heading to state the specific risk to the investor.

Response:  Comment complied with. See revised heading to risk factor on page 14 of the prospectus.

Management’s Discussion and Analysis, page 16

Our Plan of Operations, page 17

13.
In the second bulleted paragraph titled "Establish strategic relationships," please include a more robust discussion of how these relationships will be formed, the structure of these relationships (e.g., joint venture) and the cost savings that could be realized from such relationships.

Response:  Comment complied with. See revised disclosure in second bullet point, page 18 of the prospectus.

ELSINORE SERVICES, INC.

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
May 20, 2010

Our Business, page 20

14.
We note that you include industry research related to advertising and marketing projections and other figures cited throughout the document, such as those provided by Outsell, Inc. and Technorati. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Response:  Comment complied with.  See revised disclosure commencing on page 21 of the prospectus.  Also we are furnishing to the staff supplementally copies of the referenced articles and other sources, cross referencing each statement to the underlying factual support.  Certain of these articles are publicly available.  None of such reports have been prepared specifically for this filing; accordingly, no third party consent with respect thereto is being filed as an exhibit to the Registration Statement.

Description of Our Service Offering, page 21

15.	Please revise to provide a more thorough explanation of how you will earn revenues from your services (e.g., fixed price, commission, etc.).

 Response: Comment complied with.  See revised disclosure in second full paragraph under such caption on page 23 of the prospectus.

16.
We note the two bulleted lists on page 22 related to interactive applications and traditional advertising and marketing methods. Please revise to provide a brief explanation of how you intend to employ or utilize each of these applications and methods in your business model.

Response:  Comment complied with.  See revised disclosure commencing on page 25 of the prospectus.

Marketing, page 23

17.
We note your second bulleted list on page 23 beginning with "Price." Revise to discuss in more detail how each of these items fits within your overall service offering. Also, discuss how your offering of these services will differ from what is currently available from your competitors.

Response:  Comment complied with.  See revised disclosure commencing on page 25 of the prospectus.

Employees and Employment Agreements, page 24

ELSINORE SERVICES, INC.

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
May 20, 2010

18.	Disclose the estimated number of hours per week that each of Mr. Dunhem and Mr. Schauer expect to devote to the business. In this regard, we note that each is engaged in outside activities.

 Response:  Comment complied with.  See revised disclosure on page 27 of the prospectus, under the above-referenced caption, second and third sentences thereof.

19.
You state that several consultants are supporting your activities on a part-time basis, including a Manager of Operations and a strategic advisor. Please tell us the names of these individuals. Also, include disclosure related to such individuals in response to Item 401(c) of Regulation S-K, identification of certain significant employees. If you believe 401(c) is not applicable, please explain why in your response letter.

Response:  Comment complied with.  See revised disclosure on page 27 of the prospectus, under the above-referenced caption, fourth sentence thereof and biographical information for Mr. Battikha, under the section entitled “Directors and Executive Officers – Consultant – Manager of Operations,” on page 29 of the prospectus.

Directors and Executive Officers, page 24

20.
You state that Arne Dunhem was the Chairman, CEO, and President of Ariel Way, Inc. from February 2004 to April 2010. Please disclose whether Mr. Dunhem resigned from his position at Ariel Way in April 2010. If not, please revise accordingly.

Response:  Comment complied with.  See revised disclosure in third sentence of Mr. Dunhem’s biographical information on page 28 of the prospectus.

21.	Revise to disclose that Ariel Way, Inc has been delinquent in its SEC reporting since September 2008.

Response:  Comment complied with.  See revised disclosure in fourth sentence of Mr. Dunhem’s biographical information on page 28 of the prospectus.

22.
Please revise to disclose any affiliated relationships between the companies listed in the biographies. For example, we note that, according to EDGAR filings, Neoreach, Inc. was a subsidiary of MobilePro Corp.

Response:  Comment complied with.  See ninth sentence of Mr. Dunhem’s biographical information on page 28 of the prospectus.

Exhibit 10.1

23.	Revise to include in the subscription agreement a bold-face legend stating that by executing the agreement, the subscriber does not waive any rights under the federal securities laws.

ELSINORE SERVICES, INC.

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
May 20, 2010

Response:  Comment complied with.  See revised subscription agreement filed as Exhibit 10.1 to the Registration Statement, page three, under Section III thereof.

24.	Clarify the distinction between the two subscription agreement filed as Exhibit 10.1 and Exhibit 10.2.

Response:  Comment complied with.  See Part II - Information Not Required in Prospectus, Item 16 - Exhibits and Financial Statement Schedules, Item 10.2 - Exhibit Description.

*           *           *

If you have any question regarding the foregoing, please feel free to contact the undersigned at (202) 609-7756.

Respectfully submitted,

/s/ Arne Dunhem
Arne Dunhem
President and Chief Executive Officer

cc:	Jay Knight, Esq. (with enclosures)
Staff Attorney
Securities and Exchange Commission
Stop No. 3720

Neil R.E. Carr, Esq. (without enclosure)
Member
Babirak Carr, P.C.